Exhibit 99.1

Ardagh Metal Packaging S.A. – Fourth Quarter and Full Year 2021 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the fourth quarter and year ended December 31, 2021.

	December 31, 2021	December 31, 2020 (1)
	$'m	$'m	Change	Constant Currency
Fourth Quarter
Revenue	1,087	893	22%	22%
Profit for the period	16	64
Adjusted EBITDA (2)	165	140	18%	19%
Earnings per share	0.03
Adjusted earnings per share (2)	0.11

Full Year
Revenue	4,055	3,451	18%	15%
(Loss)/profit for the year	(210)	111
Adjusted EBITDA (2)	662	545	21%	19%
Net debt to LTM Adjusted EBITDA (3)	3.7x

Oliver Graham, CEO of Ardagh Metal Packaging, said

“AMP delivered a year of strong earnings growth, with Adjusted EBITDA increasing by 21% and in excess of plan. This performance demonstrates the resilience of the business in managing unprecedented inflationary pressures and supply chain disruption. The team performed an exceptional job supporting customers and partnering on their growth ambitions. The year finished strongly with global shipments rising by 6% in the quarter. Demand remains strong, backed by sustainability and innovation tailwinds. Confidence in the strength and resilience of AMP’s end markets is underpinned by further expanding the customer contracted growth investment program.”

•	Adjusted EBITDA growth for the quarter of 19% to $165 million at constant currency, driven by a 26% advance in the Americas, where growth reflected higher shipments and a favorable mix. In Europe, Adjusted EBITDA grew by 6% on a constant currency basis, as a strong volume performance in the period was partly offset by input cost inflation.

•	Global beverage can shipments grew by 6% in the quarter, despite a strong prior year comparable, with growth of 6% in North America and 11% in Europe. Growth in both regions was broad-based and reflected the diversity of the Group’s customer base and end markets.

•	Specialty can penetration increased, reflecting our investment program, reaching 48% of shipments in the quarter and 45% for the year.

•	Growth investment program continued to advance strongly; Huron (OH) facility commenced ends production in November, our Winston Salem (NC) expansion recently started can production, while our two new high-speed lines in Olive Branch (MS) continued their successful ramp-up. European projects also advanced well, with new capacity commissioning in the United Kingdom and Germany in the first half of 2022, while Brazil can and ends capacity was also increased during the year.

•	Strong cash generation in 2021 – with Adjusted free cashflow before Growth Investment capital expenditure for the year of $389 million and liquidity approaching $800 million at year-end. Net leverage was under 3.7x Adjusted EBITDA at December 31, 2021.

•	To enable cash returns to shareholders, in tandem with executing the growth investments, AMP will in future maintain net leverage in the range 3.75 to 4.0x 12-months forward looking Adjusted EBITDA. This range will govern annual cash returns to shareholders.

o	Planned cash return to shareholders of $400 million in calendar 2022, thereafter annual cash returns to shareholders increasing progressively in line with business and cash flow growth.

o	2022 cash return via three quarterly dividends of $0.10 per share, totaling ~$180 million. The balance of $220 million to be paid before year end as the fourth quarter dividend. AMP to launch a $600 million issue of non-convertible preference shares in the near future.

•	2022 outlook: growth investments underpin mid-to-high teens percentage shipment growth for the year and Adjusted EBITDA in the order of $775 million, after a currency translation headwind of ~$20 million. Q1 2022 Adjusted EBITDA expected to be broadly in line with the prior year constant currency outturn of $144 million.

1

Financial Performance Review

Bridge of 2020 to 2021 Revenue and Adjusted EBITDA

Three months ended December 31, 2021

	Europe	Americas	Group
Revenue	$'m	$'m	$'m
Revenue 2020	398	495	893
Organic	62	137	199
FX translation	(5)	—	(5)
Revenue 2021	455	632	1,087

	Europe	Americas	Group
Adjusted EBITDA	$'m	$'m	$'m
Adjusted EBITDA 2020	52	88	140
Organic	3	23	26
FX translation	(1)	—	(1)
Adjusted EBITDA 2021	54	111	165

2021 margin %	11.9%	17.6%	15.2%
2020 margin %	13.1%	17.8%	15.7%

Year ended December 31, 2021 (1)

	Europe	Americas	Group
Revenue	$'m	$'m	$'m
Revenue 2020	1,599	1,852	3,451
Organic	159	365	524
FX translation	80	—	80
Revenue 2021	1,838	2,217	4,055

	Europe	Americas	Group
Adjusted EBITDA	$'m	$'m	$'m
Adjusted EBITDA 2020	249	296	545
Organic	19	85	104
FX translation	13	—	13
Adjusted EBITDA 2021	281	381	662

2021 margin %	15.3%	17.2%	16.3%
2020 margin %	15.6%	16.0%	15.8%

2

Group Performance

Fourth Quarter

Group

Revenue of $1,087 million for the fourth quarter increased by $194 million, or 22%, at both actual and constant exchange rates, compared with the same period last year, mainly reflecting strong volume/mix growth and the pass through to customers of higher input costs.

Fourth quarter Adjusted EBITDA of $165 million increased by 18% at actual exchange rates compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 19%, principally due to favorable volume/mix effects, which includes an impact from the Group’s growth investment program.

Americas

Fourth quarter revenue increased by 28% to $632 million, compared with the same period last year, principally reflecting favorable volume/mix effects and the pass through of higher input costs.

Adjusted EBITDA for the quarter of $111 million increased by 26%, compared with $88 million in the same period last year, due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program, and strong cost management.

Europe

Revenue of $455 million increased by 14% in the fourth quarter, compared with the same period last year. On a constant currency basis, revenue increased by 16%, principally due to favorable volume/mix effects and the pass through of higher input costs.

Adjusted EBITDA for the quarter of $54 million increased by $2 million, or 4%, at actual exchange rates, and by 6% at constant currency, compared with the same period last year. The increase in Adjusted EBITDA was principally due to a strong volume performance, partly offset by input cost inflation.

Full Year

Group

Revenue increased by $604 million, or 18%, to $4,055 million in 2021, compared with $3,451 million in 2020. On a constant currency basis, revenue increased by 15%, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program and the pass through to customers of higher input costs.

Adjusted EBITDA increased by $117 million, to $662 million in 2021, compared with $545 million in 2020. On a constant currency basis, Adjusted EBITDA increased by 19%, principally due to favorable volume/mix effects, which includes an impact of the Group’s growth investment program and strong cost management.

Americas

Revenue increased by $365 million, or 20%, to $2,217 million in the year ended December 31, 2021, compared with $1,852 million in the year ended December 31, 2020. Revenue growth reflected favorable volume/mix effects of 7%, and the pass through of higher input costs.

Adjusted EBITDA increased by $85 million, or 29%, to $381 million in the year ended December 31, 2021, compared with $296 million in the year ended December 31, 2020. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects, including a positive impact from the Group’s growth investment program.

Europe

Revenue increased by $239 million, or 15%, to $1,838 million in the year ended December 31, 2021, compared with $1,599 million in the year ended December 31, 2020. On a constant currency basis, the increase in revenue of 9%, principally reflects favorable volume/mix effects of 4% and the pass through of higher input costs.

Adjusted EBITDA increased by $32 million, or 13%, to $281 million in the year ended December 31, 2021, compared with $249 million in the year ended December 31, 2020. Excluding favorable foreign currency translation effects of $13 million, the increase in Adjusted EBITDA of 7% reflected favorable volume/mix effects, which included a contribution from the Group’s growth investment program, as well as operating cost savings.

3

Sustainability

During 2021, AMP significantly advanced its sustainability agenda. AMP’s revised strategy, overseen by the Board Sustainability Committee, commits AMP to achieving science based sustainability targets through the Science-Based Targets initiative, whereby AMP will set specific goals for reducing greenhouse gas emissions in alignment with the Paris Agreement 2015, under which governments mutually pledged to limit the increase in global temperatures to 1.5°C. In 2021, Ardagh has, once again, been awarded a Gold sustainability assessment by Ecovadis and Leadership Class ratings by CDP (formally the Carbon Disclosure Project), gaining A- in respect of climate change and A- in respect of water management. Community giving back initiatives were also increased during the year and AMP is re-investing in its people through various training programs.

4

Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its fourth quarter 2021 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. BST) on February 24, 2022. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1525306&tp_key=d6c5698510

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 336 9105
Participant pin code: 8922974

Slides

Supplemental slides to accompany this release are available at https://www.ardaghmetalpackaging.com/corporate/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by AMP may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

5

Unaudited Consolidated Condensed Income Statement for the three months and year ended December 31, 2021 and 2020 (1)

	Three months ended December 31, 2021			Three months ended December 31, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,087	—	1,087	893	—	893
Cost of sales	(932)	(14)	(946)	(747)	(3)	(750)
Gross profit	155	(14)	141	146	(3)	143
Sales, general and administration expenses	(43)	(2)	(45)	(50)	(7)	(57)
Intangible amortization	(36)	—	(36)	(38)	—	(38)
Operating profit	76	(16)	60	58	(10)	48
Net finance expense	(31)	(15)	(46)	13	—	13
Profit before tax	45	(31)	14	71	(10)	61
Income tax charge	(4)	6	2	(6)	9	3
Profit for the period	41	(25)	16	65	(1)	64

Earnings per share:			$0.03

	Year ended December 31, 2021			Year ended December 31, 2020
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,055	—	4,055	3,451	—	3,451
Cost of sales	(3,409)	(30)	(3,439)	(2,896)	(7)	(2,903)
Gross profit	646	(30)	616	555	(7)	548
Sales, general and administration expenses	(176)	(242)	(418)	(176)	(13)	(189)
Intangible amortization	(151)	—	(151)	(149)	—	(149)
Operating profit	319	(272)	47	230	(20)	210
Net finance expense	(178)	(57)	(235)	(70)	—	(70)
(Loss)/profit before tax	141	(329)	(188)	160	(20)	140
Income tax charge	(39)	17	(22)	(43)	14	(29)
(Loss)/profit for the year	102	(312)	(210)	117	(6)	111

6

Unaudited Consolidated Condensed Statement of Financial Position (1)

At December 31, 2021
$'m
Non-current assets
Intangible assets	1,662
Property, plant and equipment	1,842
Other non-current assets	160
3,664
Current assets
Inventories	407
Trade and other receivables	512
Cash and cash equivalents	463
Other current assets including contract assets	279
1,661
TOTAL ASSETS	5,325

TOTAL EQUITY	286

Non-current liabilities
Borrowings including lease obligations	2,831
Other non-current liabilities*	808
3,639
Current liabilities
Borrowings including lease obligations	56
Payables and other current liabilities	1,344
1,400
TOTAL LIABILITIES	5,039
TOTAL EQUITY and LIABILITIES	5,325

* Other non-current liabilities include liabilities for earnout shares of $292 million and warrants of $33 million.

7

Unaudited Consolidated Condensed Statement of Cash Flows (1)

	Three months ended	Year ended
	December 31,	December 31,
	2021	2021
	$'m	$'m
Cash flows from operating activities
Cash from operations (4)	336	611
Interest paid	(63)	(105)
Income tax paid	(13)	(48)
Cash flows from operating activities	260	458

Cash flows used in investing activities
Capital expenditure	(259)	(686)
Purchase of business, net of cash acquired	(5)	(5)
Cash flows used in investing activities	(264)	(691)

Cash flows (used in)/from financing activities
Net proceeds from borrowings	–	2,768
Net repayment of related party borrowings to Ardagh	(14)	(2,736)
Proceeds from share issuance, net of costs	(9)	925
Payment as part of capital reorganization	–	(574)
Cash received from Ardagh	–	206
Lease payments	(14)	(48)
Redemption premium and issuance costs paid	–	(52)
Deferred debt issue costs paid	(2)	(35)
Net cash (outflow)/inflow from financing activities	(39)	454

Net (decrease)/increase in cash and cash equivalents	(43)	221

Cash and cash equivalents at beginning of period	496	257
Foreign exchange gain/(loss) on cash and cash equivalents	10	(15)
Cash and cash equivalents at end of period	463	463

Financial assets and liabilities

At December 31, 2021, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured and Senior Notes	2,726	—
Global Asset Based Loan Facility	—	325
Lease obligations	182	—
Other borrowings/credit lines	19	—
Total borrowings / undrawn facilities	2,927	325
Deferred debt issue costs	(40)	—
Net borrowings / undrawn facilities	2,887	325
Cash and cash equivalents	(463)	463
Net debt / available liquidity	2,424	788

8

Reconciliation of profit for the period to Adjusted profit for the period

Three months ended
December 31,
2021
$'m
Profit for the period	16
Exceptional items, net of tax	25
Intangible amortization, net of tax	28
Adjusted profit for the period	69

Weighted average common shares	603.28

Earnings per share	0.03

Adjusted earnings per share	0.11

Reconciliation of profit/(loss) for the period to Adjusted EBITDA (5)

	Three months ended	Year ended
	December 31,	December 31,
	2021	2021
	$'m	$'m
Profit for the period	16	(210)
Income tax (credit)/charge	(2)	22
Net finance expense	46	235
Depreciation and amortization	89	343
Exceptional operating items (6)	16	272
Adjusted EBITDA	165	662

Reconciliation of Adjusted EBITDA (5) to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended	Year ended
	December 31,	December 31,
	2021	2021
	$m	$m
Adjusted EBITDA	165	662
Movement in working capital	209	16
Maintenance capital expenditure	(25)	(88)
Lease payments	(14)	(48)
Adjusted operating cash flow	335	542
Interest paid	(63)	(105)
Income tax paid	(13)	(48)
Adjusted free cash flow - pre Growth Investment capital expenditure	259	389
Growth investment capital expenditure	(234)	(598)
Adjusted free cash flow - post Growth Investment capital expenditure	25	(209)

9

Related Footnotes

(1) For information related to and including the period prior to April 1, 2021, please refer to the unaudited combined interim financial statements prepared on a carve-out basis from the consolidated financial statements of Ardagh Group S.A., as included in the unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2021, which are available at: https://www.ardaghmetalpackaging.com/corporate/investors

For information related to the period ended December 31, 2020, please refer to the audited combined financial statements of the AMP Business for the year ended December 31, 2020, as included on pages F-2 to F-60 of Amendment No. 3 of the Company’s Registration Statement on Form F-4 (333-254005) filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021 (the “Form F-4”).

(2) For a reconciliation to the most comparable GAAP measures, see Page 9.

(3) Net debt is comprised of net borrowings, net of cash, cash equivalents and restricted cash held in escrow. Net borrowings comprises non-current and current borrowings including lease obligations.

(4) Cash from operations for the three months ended December 31, 2021 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $209 million and other exceptional cash outflows of $38 million. Cash from operations for the year ended December 31, 2021 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $16 million and other exceptional cash outflows of $67 million.

(5) AMP does not present a reconciliation to the most comparable GAAP measure for Adjusted EBITDA for the three months and year ended December 31, 2020 because such information was historically reported to provide information about reportable segments of the Ardagh Group S.A. and its subsidiaries.

(6) Exceptional operating items for the year ended December 31, 2021 of $272 million is primarily comprised of an expense of $205 million relating to the service for the listing of the Shares upon the completion of the Business Combination on August 4, 2021, $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, and $30 million start-up related costs incurred for the Group’s investment programs.

10